Wolford

Report on the first half of the fiscal year 2007/08

Key Figures for the Wolford Group (May 1 to October 31, 2007

Amounts in thousands of EUR except per-share data	First quarter ended July 31, 2007	Second quarter ended Oct. 31, 2007	Six months ended Oct. 31, 2007	Six months ended Oct. 31, 2006	Cha
Sales	30,517	45,990	76,507	64,737	18.
EBITDA	(1,427)	9,842	8,415	6,704	25.
EBITDA margin	-4.68%	21.40%	11.00%	10.36%	
EBIT	(3,066)	8,162	5,096	3,562	43.
EBIT margin	-10.05%	17.75%	6.66%	5.50%	
Profit/(loss) from continuing operations before taxes	(3,544)	7,551	4,007	2,605	53.
Net profit/(loss) for the period	(2,999)	6,613	3,614	2,543	42.
Earnings/(loss) per share in EUR	(0.61)	1.35	0.74	0.54	37.
Profit from continuing operations before taxes, plus depreciation, amortization and impairment	(1,905)	9,231	7,326	5,746	27.
Capital expenditure excluding financial assets	2,665	1,723	4,388	4,011	9.
Depreciation, amortization and impairment	1,639	1,680	3,319	3,142	5.
Net debt			29,098	28,014	3.
Shareholders' equity			76,187	66,366	14.
Equity ratio based on total assets			47.92%	46.09%	
Debt/equity ratio			38.19%	42.21%	
Average staff count for period (in full-time equivalents)			1,630	1,426	14.

Notes to the IFRS interim consolidated financial statements for the period ended October 31, 2007: Wolford's fiscal year ends on April 30. Information on the first
of the year thus relates to the period from May 1 to October 31. The interim report for the period ended October 31, 2007 was prepared in accordance with Internat
Financial Reporting Standards, specifically IAS 34 (Interim Reporting). The accounting policies from April 30, 2007 were applied unchanged. This report and these fina
statements have not been audited or reviewed by an independent auditor.

Stock Data

in EUR	2007/08	2006
ISIN		AT0000834
Number of shares outstanding at Oct. 31	5,000,000	5,000,
of which dividend-bearing	4,900,000	4,750,
Earnings per share for the period	0.74 EUR	0.54
Stock price on April 30	34.99 EUR	19.40
Stock price high for first half of fiscal year	39.74 EUR	32.50
Stock price low for first half of fiscal year	30.50 EUR	16.66
Stock price on Oct. 31	30.70 EUR	32.50
Market capitalization on Oct. 31	153,500,000 EUR	162,500,000
Trading volume (average daily number of shares)	16,725	20,



Market environment

Key drivers of the global economy in the first half of the Wolford Group's 2007/08 fiscal year (the six months from May 1 to October 31, 2007) were the continuing tight international commodity markets and, critically, the difficulties of US subprime mortgage lenders and the resulting slump in the mortgage market. Propelled by brisk internal consumption and sustained vigorous exports, the positive economic tre in Euroland continued despite the euro's growing strength against the American doll In Asia as well, the business trend during the reporting period remained strong.

* Sources: WIFO, OECD, OeNB

Sales

Double-digit growth in all principal markets and strategic distribution channels

Even amid the significant volatility that characterized the market especially during the second half of the 2007 calendar year, the Wolford Group kept up its rapid growth, with pronounced sales increases both in the first and second quarter of the 2007/08 fiscal year. Cumulative sales over the first six months of the fiscal year grew by 18.2 percent from EUR 64.7 million to EUR 76.5 million. In the process, Wolford delivered double-digit growth rates in all markets and strategic distribution channels. This is eloquent proof that the consistent realignment of the Wolford product offering – particularly in the Ready-to-Wear lines – and the clearly focussed investment at the points of sale have been the right strategies to pursue.

Sales
(in EUR million)


80
60
40
20
57.26
64.74
76.51
H1
2005/06
2006/07
2007/08

Region by region, the Wolford Group's sales performance was as follows: In markets such as the Netherlands (up 34.3 percent), the United Kingdom (up 32.6 percent in Group currency; 33.1 percent in British pounds) and Scandinavia (up 23.6 percent), the international luxury label from Austria made excellent headway in the first half of the fiscal year. Wolford also achieved substantial growth in the Austrian home market (up 18.6 percent), in France (up 16.3 percent), Switzerland (up 13.6 percent in Group currency; 19.1 percent in Swiss francs) and Spain (up 13.0 percent). Double-digit growth also continued in Germany (up 10.9 percent) and Italy (up 10.3 percent) as well as the USA (up 10.3 percent in Group currency; 18.9 percent in US dollars). In Central and Eastern Europe and Asia/Oceania, Wolford enjoyed attractive sales growth thanks to the intensified, controlled growth strategy implemented in these regions.

The tight focus on monobrand distribution quality was reflected, among other ways, in the growth in controlled distribution. With a sales expansion of 26.7 percent (or 13.3 percent on a like-for-like basis), Wolford's proprietary stores – boutiques, shop-in-shops and factory outlets – accounted for much of the growth. In the first half of 2007/08 the prime movers of revenue among these points of sale remained the Wolford boutiques. Thus, sales with partner-operated boutiques increased by 21.5 percent and Wolford-owned boutiques saw even higher sales growth of 28.7 percent. Overall, the boutiques registered revenue growth of 25.9 percent in the six-month reporting period compared to the first half of the prior year.

Earnings

Vigorous earnings growth outpaces rate of sales expansion

Even steeper than the sales trend in the first six months of the fiscal year was Wolford's growth in earnings.

In the second quarter, which along with the third quarter is traditionally one of the strongest periods of the fiscal year, the Austrian luxury fashion house was able to grow its earnings even more swiftly than sales. Thus, in the second quarter alone, EBITDA jumped 53.9 percent to EUR 9.8 million (Q2 2006/07: EUR 6.4 million) and operating profit (EBIT) expanded even more powerfully, by 71.0 percent to EUR 8.2 million (Q2 2006/07: EUR 4.8 million). For the EBITDA margin this translated to an increase of almost 5 percentage points to 21.4 percent; at 17.8 percent the EBIT margin as well was considerably higher than one year earlier (Q2 2006/07: 12.4 percent).

The compelling second quarter made itself felt in earnings figures for the first half of the fiscal year. In total over the first six months of the fiscal year, Wolford's EBITDA climbed 25.5 percent from EUR 6.7 million to EUR 8.4 million and EBIT rose by 43.1 percent to EUR 5.1 million (H1 2006/07: EUR 3.6 million). There was also a marked improvement in pre-tax profit from continuing operations, which measured EUR 4.0 million, up 53.8 percent from twelve months earlier (H1 2006/07: EUR 2.6 million). Profit from continuing operations before taxes plus depreciation, amortization and impairment was boosted by EUR 1.6 million to EUR 7.3 million.

At the reporting date of October 31, 2007, shareholders' equity was EUR 76.2 million, or 14.8 percent higher than the year-earlier level of EUR 66.4 million.

Earnings per share rose by 37.8 percent fro
EUR 0.54 to EUR 0.74.

On July 24, 2007 the Wolford stock price reached its high for the period at EUR 39.74. The share price generally moved in step with the performance of the ATX Prime index. Wolford's stock price marked its low of EUR 30.50 for the period on October 11, 200 as well as on October 30, 2007 and closed the first half of the fiscal year at EUR 30.70.

Shareholders' equity
(in EUR million)

••••• Equity ratio as a percentage of total assets


80
60
40
20
0
61.29
66.37
76.19
45.4%
46.1%
47.9%
H1 2005/06
2006/07
2007/08

Profit from continuing operat before taxes, plus depreciati amortization and impairment
(in EUR million)


8
6
4
2
0
3.36
5.75
7.33
H1 2005/06
2006/07
2007/08

New look

Worldwide rollout of new store concept continued apace

Growth remained especially good in those Wolford boutiques and department store shop-in-shops which already feature the new store design's bright and modern look that befits Wolford's positioning in the luxury segment of the market. From the launch of the new concept's rollout in August 2005 to the October 31, 2007 reporting date, the concept has already been put in place at 121 locations (47 Wolford-owned and 74 partner-operated ones), including 20 stores in the second quarter of this fiscal year alone. The new and distinctive Wolford premium look thus now also graces stores such as the Wolford boutique in New York's trendy Soho area, Wolford's shop-in-shop at London's luxury department store, Harrods, and the Wolford boutiques in Oslo and on Rue St. Honoré in Paris.

Growth in all major product groups

In the first six months of the fiscal year, Wolford recorded significant growth in brand sales across all important product groups. Particularly Legwear and Ready-to-Wear showed compelling increases of, respectively, 16 and 19 percent. Brand sales in the Lingerie and Accessories product groups likewise grew at double-digit rates.

Outlook

Sales expected to rise to about EUR 155 million

In the second half of the year Wolford will continue to focus on the twin strategic goals of systematic brand development and the permanent positioning as a luxury fashion brand. Alongside the ongoing optimization of the product portfolio in the areas of women's outer garments (Ready-to-Wear) and Lingerie, Wolford will continue to emphasize the steady expansion of controlled distribution, primarily in the form of monobrand stores.

For the current 2007/08 fiscal year as a whole, the Executive Board expects the good business performance to continue, with an increase in sales to about EUR 155 million and earnings that grow more rapidly than sales.

Financial calendar

Tuesday	**March 18, 2008**	Sales/earnings for third quarter of 2007/08
Friday	**July 25, 2008**	Press conference on results for 2007/08 fiscal year, 9:30 a.m., Vienna
Tuesday	**September 16, 2008**	Annual shareholder meeting, 2:00 p.m., Bregenz
Friday	**September 19, 2008**	Sales/earnings for first quarter of 2008/09
Thursday	**September 25, 2008**	Ex-dividend date
Thursday	**October 2, 2008**	Dividend payment date
Friday	**December 19, 2008**	Press conference on results for first half of 2008/09 fiscal year, 9.30 a.m., Vienna

Current updates are available on the Wolford website at www.wolford.com under Business World/Investor Relations

Consolidated balance sheet at October 31, 2007 (IFRS)

	Six months ended		Fiscal year enc
In thousands of EUR	**Oct. 31, 2007**	**Oct. 31, 2006**	**Apr. 30, 20**
ASSETS			
Non-current assets			
Property, plant and equipment	60,934	61,525	61,8
Goodwill	683	681	6
Intangible assets excluding goodwill	6,497	5,146	4,6
Non-current available-for-sale financial assets	8,680	8,873	8,6
Non-current receivables and other assets	1,167	967	1,1
	77,961	**77,192**	**77,0**
Deferred tax assets	**5,890**	**4,910**	**5,7**
Current assets			
Inventories	41,276	31,090	34,3
Current receivables and other assets	26,381	22,859	18,5
Prepaid expenses	3,178	2,597	1,3
Current available-for-sale financial assets	36	0	
Cash and cash equivalents	4,250	5,337	3,4
	75,121	**61,883**	**57,7**
Total Assets	**158,972**	**143,985**	**140,5**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' Equity			
Share capital and capital reserves	38,168	38,168	38,1
Other reserves	24,051	24,500	24,8
Retained earnings	18,632	13,447	16,0
Treasury stock	(4,664)	(9,749)	(4,6
	76,187	**66,366**	**74,4**
Deferred tax liabilities	**438**	**152**	**1**
Non-current liabilities			
Long-term debt	8,140	8,497	10,9
Provisions for employee benefits	14,762	13,734	14,4
Other non-current liabilities	110	174	1
	23,012	**22,405**	**25,5**
Current liabilities			
Bank loans and overdraft, and current portion of long-term debt	32,817	31,481	15,2
Current provisions	6,201	5,372	5,5
Trade payables	5,686	5,809	5,9
Advance payments received	841	759	8
Other current liabilities	13,790	11,641	12,8
	59,335	**55,062**	**40,3**
Total shareholders' equity and liabilities	**158,972**	**143,985**	**140,5**

Consolidated income statement (IFRS)

In thousands of EUR	Second quarter ended Oct. 31, 2007	Second quarter ended Oct. 31, 2006	Six months ended Oct. 31, 2007	Six months ended Oct. 31, 2006
Sales	45,990	38,626	76,507	64,737
Other operating income	1,265	1,103	1,994	2,300
Change in inventories of finished goods and work-ir -process	(800)	(1,965)	5,179	2,564
Own work capitalized	16	3	57	23
Operating output	**46,471**	**37,767**	**83,737**	**69,624**
Cost of materials and purchased services	(9,581)	(5,938)	(20,930)	(14,379)
Staff costs	(17,406)	(15,693)	(36,146)	(31,646)
Depreciation, amortization and impairment losses on property, plant and equipment and intangible assets excluding goodwill	(1,680)	(1,623)	(3,319)	(3,141)
Goodwill impairment	0	0	0	0
Other operating expenses	(9,642)	(9,740)	(18,246)	(16,896)
Operating profit (EBIT)	**8,162**	**4,773**	**5,096**	**3,562**
Net interest cost	(447)	(356)	(749)	(633)
Net investment securities income	37	22	62	46
Interest cost of employee benefit liabilities	(201)	(185)	(402)	(370)
Profit from continuing operations before taxes	**7,551**	**4,254**	**4,007**	**2,605**
Income taxes	(938)	(406)	(393)	(62)
Net profit for the period	**6,613**	**3,848**	**3,614**	**2,543**

Stock data

	Oct. 31, 2007	Oct. 31, 2006
Earnings per share in EUR*	0.74	0.54
Weighted average number of shares outstanding in 000	4,900	4,750

*Earnings per share for the prior-year period represent basic earnings pe share, as there was no dilution effect

Condensed consolidated cash flow statement (IFRS)

In thousands of EUR	Six months ended Oct. 31, 2007	Oct. 31, 2
Net cash used in operating activities	**(8,064)**	**(3,**
Net cash used in investing activities	**(4,404)**	**(4,**
Net cash from financing activities	**13,334**	**10,**
Net increase in cash and cash equivalents	866	3,
Cash and cash equivalents at beginning of period	3,434	2,
Effect of exchange rate fluctuations on cash and cash equivalents at beginning of period	(50)	
Cash and cash equivalents at end of period	**4,250**	**5,**

Consolidated statement of changes in equity (IFRS)

In thousands of EUR	Six months ended Oct. 31, 2007	Oct. 31, 2
Shareholders' equity at beginning of period	**74,442**	**63,**
Net profit for the period	3,614	2,
Dividends	(1,470)	
Increase in share capital	0	
Sale of treasury stock	0	
Currency translation	(858)	
Other changes	459	(
Shareholders' equity at end of period	**76,187**	**66,**

Condensed primary segment information (by region; IFRS)

In thousands of EUR Oct. 31, 2006	Austria	Other European countries	North America	Asia	Consolidation	Gro
Sales	52,136	46,712	11,602	532	(34,475)	76,5
Profit from continuing operations before taxes	482	2,802	1,715	115	(1,107)	4,0



WOLFORD AKTIENGESELLSCHAFT
Wolfordstraße 1
6901 Bregenz on Lake Constance, Austria

For further information:
WOLFORD AKTIENGESELLSCHAFT
Katrin Flatz
Tel.: (+43 5574) 690 1268
Fax: (+43 5574) 690 1219
E-mail: investor@wolford.com
Website: www.wolford.com

The report on the first half of 2007/08 in German or English can be ordered by calling (+43 5574) 690 1268. It is also available on the Internet at www.wolford.com.

Consulting:	Pleon Publico Public Relations & Lobbying
Layout:	www.gruenberg4.at
Photography:	Wolford Aktiengesellschaft
Translation:	Martin Focken Translating & Editing
Printing:	Buchdruckerei Lustenau Millennium Park 10
Paper:	Hello Silk

We have prepared this English translation of the German report on the first half of 2007/08 with great care, but cannot rule out the possibility of discrepancies between them. The English translation is provided solely for readers' convenience and is non-binding. Only the German report is definitive.

END